Exhibit (c) (11)
Presentation to the Special Committee of the Board of Directors of:
CLARK CONSULTING
Regarding Overall Transaction
December 7, 2006
KEEFEE, BRUYETTE & WOODS

The following report (the “Report”) has been prepared by Keefe, Bruyette & Woods, Inc. (“KBW”) for the exclusive use of the Board of Directors (the “Board”) of Clark, Inc. (“Clark” or the “Company” or “Target”). This Report has been prepared in support of an opinion that the Board has requested as to whether the merger consideration to be paid by AUSA Merger Sub, Inc. ( “Merger Sub”) to the stockholders of Target in connection with the proposed merger of Merger Sub with and into Target (the “Merger”) pursuant to the Agreement and Plan of Merger (the “Agreement”), dated as of November 1, 2006, between AUSA Holding Company, a wholly-owned subsidiary of AEGON N.V. (“AEGON” or “Acquirer”) and Clark (the “Agreement”) is fair, from a financial point of view, to the stockholders of Clark. Merger Sub, a Delaware corporation, is a wholly-owned subsidiary of AEGON, a corporation organized under the laws of the Netherlands. This Report and the information contained herein has been prepared solely for the Board of Clark and may not be used by any other person without the express prior written consent of KBW.
We have based our findings on information obtained from publicly available sources and from documents provided to us by Clark. In conducting our analyses, we have, with the consent of Clark, assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information reviewed by us, and we have not assumed any responsibility for independent verification of such information. With respect to any financial projections, we also have assumed that they have been reasonably prepared by the management of Clark on bases reflecting the best currently available estimates and judgments of the future financial performance of Clark. We express no view as to such projections or the assumptions on which they are based.
The Report is based upon economic, market and other conditions as they exist and can be evaluated on November 1, 2006 and includes a range of valuations for Clark utilizing several techniques. In preparing the Report, KBW did not attribute any particular weight to any analysis or factor. KBW believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete view of the process underlying its conclusions. Any analysis of this type is subject to uncertainties and contingencies all of which are difficult to predict and are beyond the control of the firm preparing the analysis.

Table of Contents
Tab Executive Summary 1 Transaction Considerations 2 Valuation Information 3 Appendix 4

Executive Summary

Executive Summary
? KBW has been retained by the board of directors of Clark to provide an opinion with regard to the proposed acquisition of Clark by AEGON.
? AEGON proposes to acquire Clark for approximately $16.55 per common share in cash, representing a total equity purchase price of approximately $293 million, through a tender offer.
Merger price based on a 33% premium to the 60-day rolling average through October 31, 2006.
Shareholders will also receive, included above, $2.00 per share of consideration from the Other Business Services (“OBS”) asset sale to management.
? AEGON has unconditionally guaranteed payment of the merger consideration.
? Other material terms of the Agreement include:
Standstill with fiduciary out. Termination fee of $8.0 million (2.7% of equity value) if Clark’s board accepts a superior proposal.
Clark may solicit competing offers for OBS. There is no termination fee for the OBS transaction.

Executive Summary (continued)
? KBW has conducted due diligence on Clark, OBS and on the transaction process.
Met with the Company’s Chief Executive Officer, Chief Financial Officer and Vice President of Corporate Finance & Investor Relations at its North Barrington, Illinois headquarters.
Conducted conference calls with several members of the OBS senior management team.
Reviewed financial information, including internal projections for Clark’s principal business (known as “Corporate Solutions”) and the OBS businesses.
? Clark focuses on the design, marketing, and administration of compensation and benefit plans for companies and related key employees. Additionally, Clark provides executive compensation consulting and other consulting services to various corporations and financial institutions. The company is a leading provider of COLI and BOLI products.
? AEGON is a publicly-traded Netherlands-headquartered corporation focused on the life insurance, pension and asset accumulation markets. AEGON is also active in accident, supplemental health, general insurance and some limited banking activities which together account for a minor proportion of revenue and income.

Transaction Considerations

Clark – Company Overview
? Clark focuses on the design, marketing, and administration of compensation and benefit plans for companies and related key employees. Additionally, Clark provides executive compensation consulting and other consulting services to various corporations and financial institutions. The company is a leading provider of COLI and BOLI products.
? At September 30, 2006, the Company reported $671.0 million in assets, $270.4 million in shareholders’ equity and tangible shareholders’ equity of ($311.6) million.
? For the nine months ended September 30, 2006, the Company reported $200.3 million in revenue and net income of $0.9 million, a decrease from 2005 in which the Company earned $4.1 million in net income from $196.3 million in revenue.
? For the years ended December 31, 2004 and 2005, Clark reported $315.6 million and $273.8 million in revenue and $18.2 million and $10.6 million in net income, respectively.

Clark – Company Overview (continued)
? The Company has four reportable segments:
Corporate Solutions: provides strategic investment solutions, consulting and administrative services to clients
Healthcare Group: provides specialized compensation and benefit services for large and medium sized not-for-profit healthcare organizations
Pearl Meyer & Partners: specializes in executive compensation and retention programs
Federal Policy Group: provides a variety of legislative and regulatory strategic services
? The four reportable segments operate as independent and autonomous business units with a central corporate staff in North Barrington, Illinois responsible for finance, strategic planning, human resources and company-wide policies.
? The proposed transaction with AEGON entails only the Corporate Solutions segment and certain severance obligations at the corporate center. The proposed asset purchase by management is for the remaining businesses, inclusive of the severance and other obligations associated with those businesses.
? The financial performance of all of the four segments is heavily dependent on personnel, although the Corporate Solutions segment enjoys relatively more stable cash flows through its COLI renewal commission income stream.

AEGON – Company Overview
? AEGON is a publicly-traded company with a market capitalization of $29.5 billion focused on the life insurance, pension and asset accumulation markets. AEGON is also active in accident, supplemental health, general insurance and some limited banking activities which together account for a minor proportion of revenue and income.
With headquarters in the Netherlands, Europe employs approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom.
For six months ended June 30, 2006, the Company reported revenues of $21.9 billion and net income of $1.6 billion. As of June 30, 2006, the Company reported $373.4 billion in assets and $26.5 billion in shareholders’ equity.
? AEGON USA is the sixth largest life insurer in the U.S. by statutory capital & surplus and has leading positions in the institutional stable value market (GICs, funding agreements and synthetic GICs), the full-service pension market, and the variable life and annuity markets, along with strong positions in universal and term life and life reinsurance.
? AEGON has unconditionally guaranteed payment of the merger consideration.
Note: Assumes an exchange rate of €1 = $1.253

Transaction Terms
? Price per common share $16.55 ? Consideration 100% cash ? Financing Unconditional guarantee of payment from AEGON ? Total equity value $293 million ? Structure Merger into Delaware merger subsidiary of AEGON ? Stockholder AEGON agrees to vote its shares in favor of agreement the Merger. Certain Clark shareholders have agreed to tender their shares ? Termination fee $8.0 million (2.7% of equity value) if Clark’s board accepts a superior proposal. Merger transaction subject to a non-solicitation clause, with a fiduciary out. Clark may solicit competing offers for OBS ? Option treatment Immediate vesting and cashless exercise ? Dividend Current quarterly dividend of $0.06 per common share to be paid through closing

Transaction Terms (continued)
? Contingencies Receipt of shareholder, corporate and regulatory approvals for both companies and the absence of any Transaction material adverse change. subject to sale of OBS ? Timing Anticipated close in first quarter 2007 ? Other Transition services agreement will be executed, governing relationship between Clark and OBS business

Acquisition Consideration Analysis
Item Value Comment
“Unaffected Share Price” $ 11.58 Defined as 60-day rolling average Clark closing price pre-announcement Premium 3.82 33% per merger agreement Europe Consideration Per Share $ 15.41
Separation costs per share not assumed by AEGON ($0.86)
Proceeds per share from MBO Transaction (“MBO Consideration”) $ 2.00
Total Consideration per Common Share $ 16.55
Common Shares Outstanding 17,708,177
Aggregate Consideration to Shareholders $293,073,901

Transaction Considerations
? On October 26, Clark announced a third quarter pre-tax loss of ($46,111). Similar to the first and second quarters of 2006, operating earnings did not meet research analyst consensus quarterly estimates.
? Management is positive on the outlook for full year 2007 earnings and are generally positive with regard to Clark’s prospects. However, management’s latest internal forecast for 2007 earnings, $0.57 per share, is below analysts’ consensus estimate of $0.77 per share.
Introduced a new product, Alpha-BOLI, to deal with a flat yield curve.
COLI Best Practices legislation was signed into law on August 17th, alleviating some of the systemic risk associated with BOLI/COLI.
? Acquisitions provide a potential upside to earnings but the historical performance of some of Clark’s larger acquisitions has not met internal expectations.
? Effective January 1, 2005, Clark restructured two segments in which its previous Human Capital Practice segment was merged into its Executive Benefits Practice segment which, as of January 1, 2006, is part of the Corporate Solutions Practice.
? The 2005 departures of Pearl Meyer and Steve Hall, the CEO and President of Pearl Meyer & Partners, respectively, are expected to reduce future revenue opportunities in the Company’s executive compensation consulting unit.
? Areas of concern for management include: the flat yield curve, legislative changes and uncertainty surrounding COLI sales, the ability to attract and retain key producers, and the merger and acquisition environment.
? Neither management nor the stockholders of Clark have received any other offers for the Company, nor have they solicited any other offers.

Transaction Background
? From time to time, Clark has investigated potential transactions in order to maximize shareholder value. However, given the human capital-intensive nature of the business, discussions have been high-level, limited, and confidential in nature.
? Clark maintains strategic relationships with insurance companies such as AEGON, AXA, Great-West Life, Mass Mutual, New York Life, ING, Prudential, Clarica, and West Coast Life, in which both parties are committed to developing and delivering creative products with high client value. Clark works closely with clients to design customized products that meet the specific organizational needs of the client and with insurance companies to develop unique policy features and competitive pricing.
? In 2000, AEGON acquired 8.9% of Clark’s outstanding shares. AEGON currently owns 13.0%.
? In the summer of 2004, AEGON initiated detailed discussions with Tom Wamberg, CEO. Draft definitive documentation was negotiated and price and other terms were largely established. The proposed transaction was for all of Clark’s equity, with no asset sale to a third party of the OBS units contemplated. The proposed pricing was approximately a 40% premium to the stock price at the time of negotiations, or $25.25 per share. During the diligence process, AEGON decided that the regulatory, personnel and revenue risks associated with the business were too great, and withdrew from the transaction.

Transaction Background (continued)
? During this time, and from time to time since these discussions, Clark has approached certain other carriers, brokers and other intermediaries, asset managers and other fiduciaries and other parties to determine receptivity to a transaction. None of the parties contacted expressed sufficient interest to warrant continued negotiations.
? Clark’s business is highly dependent on its producers. The loss of any of its key employees or key producers is expected to have a material adverse impact on its operations and financial performance.
Pearl Meyer & Partners: The top 6 producers represent approximately 60% of revenues.
Federal Policy Group: The top producer represents over 75% of revenues.

Clark -Valuation Matrix
($ in millions, except per share amounts) At Europe’s Announcement Proposal Equity price per common share $12.50 $16.55 [1] Total fully diluted equity value $224.0 $296.5 Net debt $ 51.9 $ 51.9 Total enterprise value $275.9 $348.4 Cash component — $296.5 Stock component — 0.0 Aggregate Purchase KENT Price as Multiple of: Factor (2) LTM Revenue $229.3 1.2x 1.5x LTM EBITDA $ 21.8 12.7x 16.0x 2006E EBITDA $ 26.6 10.4x 13.1x 2007E EBITDA $ 34.3 8.1x 10.2x Equity Purchase Price Per Share as Multiple of: 2006E EPS $ 0.46 27.2x 36.0x 2007E EPS $ 0.77 16.3x 21.6x
1. Includes additional consideration from sale of OBS segment. 2. Adjusted to reflect segregated revenues and EBITDA flows to CBC Insurance Revenue Securitization, LLC. Note: As of November 1, 2006. Projected earnings represent IBES median estimate. Source: FACTSET and Bloomberg.

Valuation Information

Scope of Review and Summary Findings
Scope of Review We have conducted a review of historical stock prices, comparable companies analysis, comparable merger and acquisition transactions analysis, discounted cash flow analysis and historical transaction premium analysis based on information provided to us by the management of Clark, including audited historical GAAP financial statements and actuarial reviews completed by third parties. None of the selected companies or the selected transactions is directly comparable to Clark or the Merger, respectively, and therefore, the results of the selected company analyses and selected transactions are primarily financial calculations rather than detailed analyses of the differences in operating characteristics and business mixes and transaction details of the various companies and transactions, respectively. Appropriate use of the data includes qualitative judgments concerning, among other things, differences among the companies and the transactions. The dividend discount analysis is highly dependent on the assumptions used to create the projections. Summary of Findings The following pages contain the results of our review.

Clark – Historical Stock Price Performance
$35.00 1,600
Historical Min/Max
Min: $10.48 (10/3/06) 1,400 $30.00 Max: $30.60 (4/16/02) At Announce: $12.50 (11/1/06)
1,200
$25.00
1,000
Price $20.00 800 Volume 600 $15.00
400
$10.00
200
$5.00 0 12/6/01 5/21/02 11/1/02 4/18/03 10/1/03 3/15/04 8/27/04 2/10/05 7/26/05 1/6/06 6/23/06 12/6/06 Volume Clark, Inc.
Note: Prices reflect closing prices. Source: FACTSET

Clark – Historical P/E
? In the twelve months prior to the announcement of the transaction, Clark traded in a range of 14.7x to 21.9x times NTM earnings
25.0x 20.0x Price/ NTM Earnings 15.0x 10.0x 11/1/05 12/2/05 1/6/06 2/8/06 3/13/06 4/14/06 5/19/06 6/21/06 7/24/06 8/25/06 9/28/06 11/1/06 Clark Inc.
Source: FACTSET

Clark – Historical Earnings Estimates
? Over five of the past six fiscal quarters, Clark has reported earnings below analysts’ mean estimates.
? Over the past twelve months, equity research analysts have steadily reduced earnings estimates for Clark.
$18 $1.20
$16 $1.00 $14
$12 $0.80 $10 Kent Range of Stock $0.60 Earnings Price Estimates $8 $6 Mean $0.40
Reported Earnings Surprise % % Price Fiscal Qtr Earnings Estimate Amount Surprise Impact
$4 06/2006 $0.01 $0.08 ($0.07) (86.7) (6.4) 03/2006 0.04 0.09 (0.05) (54.3) 13.2 $0.20 12/2005 0.37 0.42 (0.05) (11.9) (8.6) $2 09/2005 0.01 0.08 (0.07) (87.5) (2.9) 06/2005 0.16 0.08 0.08 108.7 1.3 03/2005 0.06 0.34 (0.28) (82.4) (12.5) $0 $0.00 Dec-05 Feb-06 Apr-06 Jun-06 Aug-06 Oct-06
Source: FACTSET

Comparison of Offer Price to Historical Clark Prices
? Europe’s offer, inclusive of the pre-closing dividend to shareholders from the sale of the OBS assets, represented a 32.4% premium to Clark’s market price prior to announcement.
Implied Premiums Europe’s Offer Price Per Share $16.55 Implied Price Premium
Price at Announcement (11/1/06) $12.50 32.4% 20 Day Average Price 11.85 39.7 40 Day Average Price 11.60 42.7 60 Day Average Price 11.58 42.9 52 Week High (11/03/05)[1] $15.48 6.9% 52 Week Low (08/04/06)[1] 10.39 59.3 IPO Price (08/19/98) $ 9.00 83.9% 1. 52 Weeks prior to the transaction’s announcement.

Comparable Companies -Summary
? Based on analysis of a selected group of comparable companies, the implied range of change of control values for Clark is shown below:
$16.55
LTM Revenue $2.68 $30.69 LTM EBITDA $5.15 $17.09 2006E EBITDA $7.95 $19.13 2007E EBITDA $12.59 $18.79 2006E EPS $6.29 $12.20
2007E EPS $8.73 $20.10
$0 $5 $10 $15 $20 $25 $30 $35 Price Per Common Share
(1) Using management’s internal forecast of $0.57 per share, the implied change of control range is $6.31-$13.26 per share.

Comparable Companies -Summary
? Based on analysis of a selected group of comparable companies, the implied range of trading values for Clark is shown below:
Selected Companies Going Concern Change Acquisition Clark Multiples Implied Equity Value Implied Value Per Share of Control Implied Value Per Share Factor Min Max Low High Low High Premium Low High
Enterprise Value / LTM Revenue $229.3 0.4x 2.2x $40.0 $458.3 $2.23 $25.58 20% $2.68 $30.69
LTM EBITDA 21.0 6.1 14.6 77.0 255.2 4.30 14.24 20 5.15 17.09
2006E EBITDA 26.6 6.4 12.7 118.7 285.7 6.63 15.94 20 7.95 19.13
2007E EBITDA 34.3 7.0 9.7 188.0 280.6 10.49 15.66 20 12.59 18.79
Price/ 2006E EPS $ 0.46 11.4x 22.1x $93.9 $182.2 $5.24 $10.17 20% $6.29 $12.20
2007E EPS 0.80 9.1 20.9 130.3 300.1 7.27 16.75 20 8.73 20.10
Range $40.0 $458.3 $2.23 $25.58 20% $2.68 $30.69
Note: Range of methodologies is derived from the minimum and maximum value of all metrics, excluding highest and lowest value.

Market Statistics of Selected Companies

($ in millions)			Total Return				Debt/	Enterprise Value							06E-'07E	LTM
					Market	Enterprise	Total	LTM	EBITDA			Price/Earnings			EPS	EBITDA
		Price	3 Mo.	1 Year	Value	Value	Cap.	Revenue	LTM	2006E	2007E	LTM	2006E	2007E	Growth	Margin
Company	Ticker	12/07/06	(%)	(%)	($mm)	($mm)	(%)	(x)	(x)	(x)	(x)	(x)	(x)	(x)	(%)	(%)
Clark, Inc.	CLK	$16.40	43.9%	17.8%	$290	$346	16.1%	1.5x	16.5x	13.0x	10.1x	38.1x	35.7x	20.5x	73.9%	9.1%
Independent Insurance Brokers																
Arthur J. Gallagher & Co.	AJG	$30.15	14.7%	2.7%	$2,953	$2,953	11.6%	2.0x	14.6x	11.5x	9.7x	20.5x	20.1x	17.2x	16.7%	13.3%
Hilb Rogal & Hobbs Co.	HRH	42.15	0.0	10.4	1,524	1,550	30.5	2.2	8.4	8.3	7.4	18.5	18.2	16.2	12.6	26.3%
Hub International Ltd.	HBG	30.78	6.9	28.1	1,206	1,244	18.6	2.4	10.5	8.5	7.0	18.7	18.9	15.7	19.9	22.8%
USI Holdings Corp.	USIH	15.78	19.5	15.6	926	1,198	40.2	2.2	11.4	10.3	8.4	14.3	14.0	12.2	14.7	19.5%
Brooke Corp.	BXXX	10.82	-9.6	-18.7	136	229	68.6	1.3	9.0	6.4	NA	12.4	11.4	9.1	25.3	16.0%
Other Service Companies																
Hewitt Associates Inc[1]	HEW	$24.99	9.6%	-8.6%	$2,764	$2,947	20.4%	1.0x	8.5x	12.0x	7.6x	NA	NA	20.9x	NA	12.1%
Watson Wyatt Worldwide[2]	WW	47.64	21.7	72.6	2,027	2,027	3.6	1.5	10.2	9.8	8.7	22.9	21.7	19.5	11.4	14.8%
National Financial Partners	NFP	45.98	25.7	-11.1	1,745	1,745	12.9	1.6	11.9	12.7	10.5	17.2	17.7	14.7	20.2	13.8%
BISYS Group Inc.[2]	BSG	11.99	14.7	-11.0	1,445	1,445	0.5	1.4	6.2	9.0	8.2	25.5	22.1	18.0	22.6	22.1%
CBIZ Inc.	CBZ	7.00	-9.4	5.8	479	566	30.6	0.9	8.5	9.3	NA	20.6	20.6	18.4	11.8	11.2%
Crawford & Co.	CRD.B	6.97	-6.6	19.6	345	359	29.8	0.4	6.1	6.7	NA	18.8	21.1	15.5	36.4	6.5%
CorVel Corp.[3]	CRVL	62.17	78.0	224.6	579	579	0.0	2.2	17.2	17.8	NA	51.4	38.3	30.1	27.6	12.6%
Cunningham Lindsey Inc.	LIN	1.96	-12.4	-39.5	39	110	52.3	0.3	5.2	3.6	2.8	8.7	8.0	3.8	114.3	5.8%
	Median		9.6%	5.8%	$1,206	$1,244	20.4%	1.5x	9.0x	9.3x	8.2x	18.7x	19.5x	16.2x	20.0%	13.8%
	Mean		11.8	22.4	1,244	1,304	24.6	1.5	9.8	9.7	7.8	20.8	19.4	16.3	27.8	15.1%
	Min		-12.4%	-39.5%	$39	$110	0.0%	0.3x	5.2x	3.6x	2.8x	8.7x	8.0x	3.8x	11.4%	5.8%
	Max		78.0	224.6	2,953	2,953	68.6	2.4	17.2	17.8	10.5	51.4	38.3	30.1	114.3	26.3%

Sources: SNL Datasource, FactSet, Boomberg and respective company SEC filings

1. *Historical and estimated financial statistics for fiscal year ended September 30. LTM EBITDA includes $255 million of goodwill impairment.*
2. *Historical and estimated financial statistics for fiscal year ended June 30. 2006 projections represent projections for year ended June 30, 2007. 2007 projections represent FY2008*
3. *Historical and estimated financial statistics for fiscal year ended March 31. 2006 projections represent projections for year ended March 31, 2007. 2007 projections represent FY2008*

KBW

26

Comparable Transactions -Summary
? Based on analysis of a selected group of comparable transactions from the last five years, the range of values for Clark is shown below:
$16.55
LTM Revenue $14.63 $34.23
LTM EBITDA $7.96 $10.87 $0 $5 $10 $15 $20 $25 $30 $35 $40 Price Per Common Share
Selected Transactions KENT Multiples Implied Equity Value Implied Value Per Share
Factor Min Max Low High Low High
LTM Revenue $229.3 1.4x 2.9x $261.6 $612.3 $14.63 $34.23
LTM EBITDA $ 21.8 8.9x 11.3x 142.3 194.4 7.96 10.87
Range $142.3 $612.3 $ 7.96 $34.23
Note: Range of methodologies is derived from the minimum and maximum value of all metrics, excluding highest and lowest value.

Selected Comparable Transactions
Announce Purchase Enterprise LTM LTM Date Target Acquirer Price Value EBITDA Revenues
02/11/05 Hull and Company, Inc. Brown & Brown, Inc. $175 $175 NA 2.8x 09/08/04 Summit Global Partners, Inc. USI Holdings Corp. 96 124 NA 1.9x 06/16/04 Exult Inc. Hewitt Associates 637 637 NM 1.4x 11/11/03 McGriff Seibels & Williams Inc. BB&T Insurance Services, Inc. 456 458 (1) 13.2x 2.9x 11/10/03 USA Insurance Group Inc. BISYS Group, Inc. 89 89 7.4x 3.0x 09/26/02 Long, Miller & Associates, LLC Clark/Bardes, Inc. 404 409 9.8x (2) NM 05/10/02 Hobbs Group LLC Hilb, Rogal and Hamilton Co. 246 276 (1) 11.3x 2.9x 12/19/01 ABD Insurance & Financial Svcs. Inc. Greater Bay Bancorp 201 209 (1) 9.7x 2.1x 04/15/01 E.W. Blanch Holdings, Inc. Benfield Greig Group Plc 179 242 NM 1.2x 02/23/01 ASI Solutions Aon Corp 115 124 8.9x 1.4x Median 9.7x 2.1x Mean 10.0x 2.2x Min 7.4x 1.2x Max 13.2x 3.0x
(1) Includes aggregate value of earn-out consideration. (2) Multiples based on nine-month annualized results. Source: SNL DataSource and Company documents.

Discussion of Discounted Cash Flow Analysis
? KBW made the following assumptions in its dividend discounted cash flow analysis:
2006 and 2007 earnings per share of $0.46 and $0.77, respectively. These projections represent the median research analyst estimate for the respective time periods. Management’s latest internal forecast for 2007 earnings is $0.57 per share.
Earnings growth of 16.5% (IBES median long-term growth rate) annually after 2007.
An annual dividend payout ratio of 51.1%, the Company’s expected 2006 payout ratio assuming an annual dividend of $0.24.
Clark is sold at December 31, 2011 based on a forward multiple with the proceeds being discounted back to the present.
A 15.0% discount rate, as derived by a weighted average cost of capital analysis. This analysis is included in the appendix.
? KBW utilized research analyst estimates as its base scenario because management does not prepare five year projections.
? The valuation analysis is highly sensitive to the assumptions for projected net income, the terminal exit multiple and the discount rate.

Discounted Cash Flow Analysis
? Based on a dividend discounted cash flow analysis, the range of values for Clark is shown below:
Terminal Multiple $13.21 12.0x 14.0x 16.0x 18.0x
14.0% $12.06 $13.77 $15.47 $17.18
14.3% $11.94 $13.62 $15.31 $17.00
15.0% $11.58 $13.21 $14.84 $16.47
15.3% $11.46 $13.07 $14.69 $16.30
Discount Rate 16.0% $11.11 $12.68 $14.24 $15.80
Note: Dividend discounted cash flows analysis based on research analyst projections. Using management’s 2007 forecast of $0.57 per share, the DCF range is $8.25 to $12.77 per share.

Historical Premiums Analysis At Announcement
? KBW compared the premium to Clark’s historical stock price in the Merger to premiums paid in other acquisitions of publicly-traded companies:
Market Premium 1 Day 1 Week 1 Month Clark Transaction 32% 33% 45%
All Industries (557 Transactions) Median 21% 23% 28%
Mean 26% 28% 33% Financial Institutions (165 Transactions) Median 19% 20% 23%
Mean 24% 25% 29%
Source: MergerStat
Note: Represents all whole M&A transactions with an equity purchase price between $100 million and $500 million announced from October 12, 2001 until October 12, 2006, in which the target was a publicly traded entity.
Financial institutions includes transactions with targets in the banking and finance, brokerage, investment management and insurance industries.

Appendix

Weighted Average Cost of Capital Analysis

(in millions, except per share amounts)

Company	Ticker	Stock Price	Shares Out	Equity Value	Debt	Net Debt/ Equity Value	Adjusted Levered Beta	Unlevered Beta
Clark, Inc.	CLK	16.40	17.7	290	52	17.9%	0.86	0.76
Independent Insurance Brokers								
Arthur J. Gallagher & Co.	AJG	30.15	97.9	2,953	111	3.8%	0.82	0.80
Hilb Rogal & Hobbs Company	HRH	42.15	36.2	1,524	267	17.5%	0.93	0.82
Hub International Limited	HBG	30.78	39.2	1,206	148	12.3%	0.62	0.57
USI Holdings Corporation	USIH	15.78	58.7	926	293	31.7%	1.01	0.80
Brooke Corporation	BXXX	10.82	12.6	136	124	90.9%	NA	NA
Misc Financial Services Consulting								
Hewitt Associates, Inc.	HEW	24.99	110.6	2,764	322	11.6%	0.70	0.74
Watson Wyatt Worldwide, Inc.	WW	47.64	42.5	2,027	25	1.2%	0.95	0.92
National Financial Partners Corp.	NFP	45.98	37.9	1,745	111	6.4%	1.24	1.32
BISYS Group, Inc.	BSG	11.99	120.5	1,445	5	0.3%	0.99	1.16
CBIZ Inc.	CBZ	7.00	68.5	479	100	20.9%	1.58	1.36
Crawford & Company	CRD.B	6.97	49.5	345	83	24.0%	1.64	1.55
CorVel Corporation	CRVL	62.17	9.3	579	0	0.0%	1.02	0.92
Cunningham Lindsey Inc.	LIN	2.25	20.0	45	80	NM	1.00	NA
Selected Companies Average						18.4%		1.00

Assumptions

Unlevered Beta	1.00	
Debt as a % of Equity Value	18.4%	
Levered Beta	1.11	
Market Premium [1]	7.1%	
Risk Free Rate	4.7%	(Average of 10 year Treasury Bond and 30 year Treasury Bond)
Equity Size Premium [2]	4.0%	
Pre-tax Cost of Debt [3]	9.4%	
Assumed Marginal Corporate Tax Rate	35.0%	
Equity as a % of Total Capital	84.0%	
Net Debt as a % of Total Capital	16.0%	

Estimated Kent Cost of Equity — **K= RFR + (Levered Beta * Market Premium) + Equity Size Premium**
16.5%

Estimated Kent Cost of Debt — K= Pre-tax Cost of Debt * (1-Tax Rate)
6.1%

Estimated Kent WACC **14.8%**

Source: SNL Financial and Bloomberg.
(1) Ibbotson Associates *Risk Premia Over Time Report: 2005* - long-horizon expected equity risk premium.
(2) Ibbotson Associates *Risk Premia Over Time Report: 2005* - Beta-adjusted size premium for companies with a market capitalization between $1 million and $586 million.
(3) Estimated rate based on weighted average of outstanding trust preferred securities.

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Earnings Estimate Summary At Announcement
Consensus Mean EPS Estimates Year Ending Q1 Q2 Q3 Q4 Annual 2005 $0.06 $0.06 $0.09 $0.41 $0.61
2006 0.08 0.08 0.01 0.35 0.45
2007 0.13 0.17 0.04 0.46 0.77
Individual EPS Estimates Target Firm Analyst Recom. Price 2006E 2007E
Matrix USA Feinseth Sell — — -
KBW Lipponen Mkt Pfm 14.00 0.33 0.67
Barrington Research Hutchison Outpfm 16.00 0.46 0.86
Stephens Inc. Fisken Overwt — 0.54 -
Note: Management’s latest internal forecast for 2007 is $0.57 per share. Source: Bloomberg

Historical GAAP Income Statement for Clark

($ in thousands)	Year Ended December 31, 2001	2002	2003	2004	2005	Nine Months Ended Sep. 30, 2005	2006
Revenue							
First year commissions and related fees	$119,349	$124,106	$113,851	$151,988	$123,894	$39,392	$41,217
Renewal commissions and related fees	93,028	114,464	158,529	157,480	142,832	97,318	95,446
Consulting fees	19,659	34,973	47,205	-	-	59,590	63,655
Reimbursable expenses	4,848	5,043	6,344	6,114	7,080	-	-
Total Revenue	$236,884	$278,586	$325,929	$315,582	$273,806	$196,300	$200,318
Operating Expenses							
Commissions and fees	84,002	89,998	88,259	74,292	53,024	38,942	41,456
General and administrative	102,853	140,583	159,279	164,278	161,034	125,542	130,366
Reimbursable expenses	4,848	5,043	6,344	6,114	7,080	0	0
Amortization	11,560	9,249	21,579	18,158	15,407	11,535	11,314
Write off of Insurance Alliance Group	2,070	0	0	0	0	0	0
Settlement of litigation	0	0	(1,500)	0	0	0	0
Human Capital Practice Reorginazation	0	0	7,490	(198)	172	0	0
Total Operating Expenses	$205,333	$244,873	$281,451	$262,644	$236,717	$176,019	$183,136
Operating Income	$31,551	$33,713	$44,478	$52,938	$37,089	$20,281	$17,182
Other Income/(Expense)	354	262	302	(1,499)	1,617	1,616	(5)
Interest, net	(7,168)	(3,720)	(24,009)	(22,057)	(21,459)	(16,039)	(15,911)
Income before taxes and effect of change in accounting principle	$24,737	$30,255	$20,771	$29,382	$17,247	$5,858	$1,266
Income taxes	8,725	12,404	8,089	11,222	6,638	1,727	395
Income before effect of change in accounting principle, net of tax	$16,012	$17,851	$12,682	$18,160	$10,609	$4,131	$871
Effect of change in accounting principle, net of tax	0	(523)	0	0	0	0	0
Net Income	$16,012	$17,328	$12,682	$18,160	$10,609	$4,131	$871
Basic EPS	$1.22	$1.03	$0.69	$0.98	$0.59	$0.23	$0.05
Diluted EPS	$1.18	$0.99	$0.68	$0.97	$0.58	$0.22	$0.05

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Historical GAAP Balance Sheet for Clark

($ in millions)	As of December 31,					As of September 30,	
	2001	2002	2003	2004	2005	2005	2006
Current Assets							
Cash and cash equivalents	$10,207	$14,266	$3,156	$23,199	$5,077	$4,475	$8,466
Restricted cash		14,065	18,966	12,020	7,799	6,024	6,542
Accounts and notes receivable, net	50,927	63,934	47,478	44,388	36,893	30,781	30,757
Prepaid income taxes		3,253	2,931	1,479	3,845	6,316	2,783
Deferred tax assets	690	1,252	253	782	0	729	0
Other current assets	2,384	2,888	3,149	2,445	3,527	2,747	2,919
Total Current Assets	$64,208	$99,658	$75,933	$84,313	$57,141	$51,072	$51,467
Intangible Assets, net	187,728	600,195	589,803	584,246	582,544	574,788	582,010
Equipment and Leasehold Improvements, net	11,005	15,135	13,284	12,140	12,276	12,950	11,986
Cash Surrender Value of Life Insurance				8,111	11,336	11,183	
Other Assets	6,990	19,687	20,283	12,483	11,216	11,403	25,487
Total Assets	$269,931	$734,675	$699,303	$701,293	$674,513	$661,396	$670,950
Current Liabilities							
Accounts payable	$4,767	$8,048	$8,129	$3,886	$4,243	$2,880	$4,422
Accrued liabilities	46,086	47,183	46,648	54,145	40,051	34,851	39,211
Deferred revenue	520	2,349	1,980	2,268	2,469	3,850	3,754
Deferred tax liabilities	3,451	0	0	0	186	0	96
Interest rate swap payable	2,043	0	0	0	0	0	0
Recourse debt maturing within one year	523	11,154	8,120	1,295	3,730	1,395	1,540
Non-recourse debt maturing within one year	523	11,521	8,433	13,632	16,299	343	14,185
Total Current Liabilities	$57,913 (1)	$80,255	$73,310	$75,226	$66,978	$43,319	$63,208
Trust Preferred Debt	0	0	0	45,000	45,000	45,000	45,000
Long-Term Recourse Debt	3,040	102,559	55,672	3,427	1,998	2,368	13,829
Long-Term Non-Recourse Debt	3,040	293,479	280,296	261,195	238,296	256,846	227,009
Deferred Tax Liabilities	7,146	8,837	14,057	24,752	33,022	31,233	32,442
Deferred Compensation	2,601	3,779	6,563	8,215	11,443	10,907	11,636
Interest Rate Swap	0	0	157	0	0	0	0
Other Non-Current Liabilities	0	4,644	10,980	9,292	7,758	6,579	7,403
Total Liabilities	$73,739 (1)	$493,553	$441,035	$427,107	$404,495	$396,252	$400,527
Total Stockholders' Equity	196,192	241,122	258,268	274,186	270,018	265,144	271,852
Total Liabilities and Stockholders' Equity	$269,931	$734,675	$699,303	$701,293	$674,513	$661,396	$672,379

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